

July 14, 2015

Via E-mail
Robert J. Michel
Chief Financial Officer
ASTA Funding, Inc.
210 Sylvan Avenue
Englewood Cliffs, NJ 07632

  Re: ASTA Funding, Inc.
    Form 10-K for the Fiscal Year Ended September 30, 2014
    Filed June 29, 2015
    File No. 001-35637

Dear Mr. Michel:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

1. Please revise future filings to present a roll forward of the carrying amount of the non-controlling interest for each subsidiary identifying net income, contributions from and to owners, and any other significant items. Please provide us with your proposed disclosures.

2. Please tell us and revise future filings to disclose the relevant facts and circumstances related to the $1,057,000 distribution to a non-controlling interest.

Results of Operations

Structured settlement income, page 38

3. You disclose that you recognized $2.8 million of unrealized gains on structured settlements. Please tell us in detail and revise future filings to provide additional information on the underlying factors that led to the change in fair value of structured settlements for each period presented in your filing.

Results of Operations

Impairments, page 39

4. You disclose on page 39 that you recorded significant impairment charges on the Great Seneca Portfolio and the medical receivable asset class during the year ended September 30, 2014. Please tell us and revise future filings to provide additional detail to allow an investor to clearly understand the reasons and triggers related to the timing and amount of impairment recorded.

Notes to Consolidated Financial Statements

Note D – Acquisition of CBC (As Revised), page F-26

5. We note your disclosure that the fair value of the non-controlling interest in CBC at the acquisition date was determined to be immaterial. Please provide us the valuation used to measure the fair value of the non-controlling interests. Also, provide supporting commentary that:

- identifies the most significant inputs and assumptions,
- provides a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your valuation,
- provides specific evidence which supports the inputs and assumptions, and
- provides a sensitivity analysis using reasonably likely alternatives for key assumptions.

Note E – Structured Settlements, page F-27

6. Please tell us and disclose in future filings the amount of purchased annuities recognized on your balance sheet at period end. To the extent the amount is significant, please tell us in detail and revise future filings to provide additional information regarding how you consider the different terms of annuities versus structured settlements in your fair value measurements. For example, if your annuities do not have a defined ending date, please discuss how this uncertainty impacts your measurement.

Note R - Fair Value of Financial Measurements and Disclosures, page F-40

7. Based on your disclosure on page F-17 it appears you have elected to account for structured settlements using the fair value option. Please revise future filings to disclose all the information required by ASC 825-10-50-28 through 50-32. Specifically, disclose the reasons you elected the fair value option and the estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk and how the gains or losses were determined. Please provide us with your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the comment, please contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437.

Sincerely,

/s/ Mike Volley

Mike Volley
Staff Accountant